GOLUB CAPITAL BDC, Inc.

666 FIFTH AVENUE, 18TH FLOOR
NEW YORK, NEW YORK 10103

April 27, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: James O’Connor

Re:	Golub Capital BDC, Inc.

Registration Statement on Form N-2 (File No. 333-215285)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Golub Capital BDC, Inc., a Delaware corporation, respectfully requests acceleration of the effective date of Post-effective Amendment No. 4 to its Registration Statement on Form N-2 (File No. 333-215285) (the “Registration Statement”) so that such Registration Statement may be declared effective on Tuesday, May 1, 2018 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to William J. Tuttle of Dechert LLP at (202) 261-3352, and that such effectiveness also be confirmed in writing.

Very truly yours,

Golub Capital BDC, Inc.

By:	/s/ Ross Teune
	Name:	Ross Teune
	Title:	Chief Financial Officer